

September 2, 2011

<u>Via E-mail</u>
Robin L. Washington
Senior Vice President
      And Chief Financial Officer
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, California 94404

Re: **Gilead Sciences, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed February 28, 2011
                Form 10-Q for the Period Ended March 31, 2011
                Filed May 9, 2011
                File No. 000-19731

Dear Ms. Washington:

We have reviewed your August 4, 2011 response to our July 7, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2010
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and development, page 65

1. We have considered the information you have provided in your response to prior comment one and believe the following items would enhance your disclosure:
    * How you manage your research and development expense as described in paragraph one on page two of your response.
    * The breakout of research and development expense as shown on page two of your response.

Robin L. Washington
Gilead Sciences, Inc.
September 2, 2011
Page 2

- The nature and timing of the next future milestones for phase 3 product candidates with the anticipated patent expiration date as shown on page three of your response.

Please confirm that you will provide these disclosures in your future periodic reports.

Form 10-Q For The Period Ended March 31, 2011
Risk Factors
"We face credit risks from our European customers that may adversely affect our results of operations", page 47

2. We have considered the information you have provided in your response to prior comment two and believe that the table showing the aging of your receivables as shown on page four of your response would enhance your disclosure. Please confirm that you will provide this disclosure in your future periodic reports.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant